

July 10, 2014

Via E-mail
Barron P. McCune, Jr.
President and Chief Executive Officer
CB Financial Services, Inc.
90 West Chestnut Street, Ste. 100
Washington, PA 15301

>   **Re: CB Financial Services, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed June 13, 2014**
>   **File No. 333-196749**

Dear Mr. McCune:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on June 13, 2014

General

1.   Please fill in the blanks that do not contain pricing-related information in your next amendment. In this regard, we note, without limitation, that the information in the table on page 56 relating to Merger-Related Executive Compensation and the stock ownership tables on pages 128 and 172 remains outstanding.

2.   Please provide the disclosure required by Rule 14a-5(e) as required by Item 1(c) of Schedule 14A. See Item 18(a)(1) of Form S-4.

3.   Please use a legible typeface throughout the document. See Rule 420 of Regulation C. The tables summarizing the financial advisor's analyses are unreadable.

Proxy / Prospectus Cover Page

4.   Revise to indicate:
   • the aggregate cash offered in the merger; and
   • the maximum number of shares of CB's common stock estimated to be issuable upon the completion of the merger.

Questions and Answers about the Merger and the Special Meeting

Q: Am I entitled to appraisal rights?, page 2

5.   Please revise to clarify that dissenting shareholders must vote against the merger, abstain from voting or not return the proxy.

Risk Factors

Risks Related to the Merger, page 10

6.   We note that several law firms are investigating the Board of Directors of FedFirst for possible breaches of fiduciary duty and other violations of state law in connection with the merger, as indicated by recent news reports. We also note your disclosure on page 68 regarding the pending merger litigation. Please tell us what consideration you have given to including a risk factor discussing the above.

Cautionary Note Regarding Forward-Looking Statements, page 20

7.   The safe harbor included in the Private Securities Litigation Reform Act of 1995 does not apply to non-reporting companies. Please revise this section to delete your reference to that Act or specifically state that the safe harbor does not apply to your forward looking statements.

Selected Historical Financial Information

Selected Historical Consolidated Financial Data of CB, page 21

8.   Please expand the disclosure to provide the return on equity and assets ratios for each reported period pursuant to Item VI of Guide III.

Summary Selected Pro Forma Condensed Combined Data, page 23

9.   Please revise the provision for income taxes for the year ended December 31, 2013 under title pro forma condensed combined income statement data to be $2,386 consistent with the amount appearing in the unaudited combined condensed consolidated pro forma statement of operations on page 73.

10.   Please revise the loans held to maturity, net at March 31, 2014 appearing under the title pro forma combined balance sheet data to be $654,025 consistent with the amount appearing in the unaudited combined condensed consolidated pro forma statement of financial condition on page 70.

11.   Please delete the pro forma combined balance sheet data at December 31, 2013.

Comparative Per Share Data, page 24

12.   Please expand note (1) to state the shareholders' equity of CB and FedFirst and the number of pro forma common shares of the combined entity used to determine the pro forma combined book value per share at December 31, 2013.

Description of the Merger

Background of the Merger, page 30

13.   Please discuss whether FedFirst contacted parties other than CB to pursue a possible transaction after discussions broke off between FedFirst and Bank A in mid-November 2013. In this regard, we note your disclosure in the third full paragraph on page 31 that another company "indicated that it might be willing to proceed with a transaction that would value FedFirst at or around book value…." Please revise to discuss in greater detail why FedFirst decided to pursue a business combination with CB rather than the other potential merger partner or other third parties.

14.   Please revise your disclosure to quantify:
   • the value of the merger consideration, on a per share basis, that was proposed by CB to FedFirst in the initial non-binding of letter of interest on February 14, 2014; and
   • the value of the merger consideration, on a per share basis, that was communicated by FedFirst to CB in its mark-up of the letter of interest on February 27, 2014.

15.   You disclose that on March 28, 2014 and over the ensuing days, the parties negotiated the terms of the merger agreement. Please disclose in greater detail the terms that were negotiated, revised and agreed upon.

16.   Please discuss in greater detail the negotiation, if any, of the deal protection provisions, including the termination fee.

Opinion of FedFirst's Financial Advisor..., page 36

17.   We note your disclosure on page 38 that senior management of FedFirst and CB provided certain projections and financial forecasts to Mufson Howe Hunter. Please provide the

Barron P. McCune, Jr.
CB Financial Services, Inc.
July 10, 2014
Page 4

staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

18.   Please provide us with copies of the board books that were provided to the respective boards of directors.

19.   Please revise to state that Mufson Howe has consented to the inclusion of its opinion in the prospectus.

Unaudited Prospective Financial Information, page 44

20.   You can explain what the limitations of the projections are, but you cannot disclaim responsibility for them. Please revise.

Cash, Stock or Mixed Election, page 46

21.   Please revise to explain in greater detail and/or to provide illustrative examples of the extent to which an election to receive all cash, an election to receive all stock, or an election to receive a combination of both cash and stock could be impacted by the requirement in the merger agreement that 65% of the total shares of FedFirst common stock is exchanged for CB common stock and 35% is exchanged for cash.

Unaudited Pro Forma Combined Condensed Consolidated Financial Data, page 69

22.   Reference is made to the third sentence of the first paragraph of the discussion. Please revise to state that the unaudited pro forma combined condensed consolidated statement of operations combine the historical financial information of CB and of FedFirst and give effect to the merger as if it had been completed as of the beginning of the fiscal year presented and carried forward through the interim period presented. In addition, revise notes (1) and (2) to the unaudited combined condensed consolidated pro forma statement of operations for the three months ended March 31, 2014 and for the year ended December 31, 2013, accordingly.

23.   We note your disclosure in the last sentence of the second paragraph of the discussion that the closing price of CB's common stock to be issued in connection with the merger was based on CB's average five-day closing stock price of $20.00 as of March 31, 2014 and that this was used for purposes of presenting the pro forma information. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise accordingly. In addition, please expand the fourth paragraph of the discussion to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes for goodwill based on percentage increases and decreases in the recent stock price.

24.   We note your discussion in the fifth paragraph. Consider disclosing the total amount of estimate merger-related costs to be incurred in future years which are not reflected in the pro forma information presented. Please disclose the nature and amount of these costs. In addition, disclose how these merger costs are expected to impact the earnings and liquidity of the newly combined companies going forward and clearly identify this disclosure as forward-looking information.

Unaudited Combined Condensed Consolidated Pro Forma Statement of Financial Condition, page 70

25.   Please delete the pro forma adjustment related to treasury stock, at cost as of March 31, 2014.

26.   Please expand Note (1) to state the components of this adjustment. With regard to the one-time merger and integration expenses, state the nature and amount of these charges.

27.   Please expand notes (2), (4), (7) and (8) to more specifically disclose how you determined the amount of the discount/premium, the increase in fair value and the relevant assumptions.

28.   Please expand note (3) to disclose the calculation of the deferred tax adjustment by indicating the fair value adjustments for the related assets and liabilities, identifiable intangibles and other deferred tax items or in the alternative provide a cross-reference to note (6).

29.   Please expand note (5) to disclose the calculation of the fair value of the core deposit intangible asset.

30.   Please expand note (6) to disclose the calculation of the cash paid to FedFirst's stockholders and option holders in the amount of $18,404 and the consideration for options and warrants of $1,926. In addition, provide the calculation of how you determined incremental FedFirst's transaction costs (net of tax) in the amount of $1,175 as well as the tax benefit of option cash out in the amount of $707.

Unaudited Combined Condensed Consolidated Pro Forma Statement of Operations For the Three Months Ended March 31, 2014, page 72

31.   Please delete the net gain on sale of loans for CB Historical appearing under the title noninterest income as this represents the net gain (loss) on sale of real estate owned or repossessed assets. Please revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

32.   Please delete the reference to note (2) from the pro forma adjustments related to investments. In addition, add a reference to note (2) to the pro forma adjustments for income before noncontrolling interest in net income of consolidated subsidiary and income tax expense.

Unaudited Combined Condensed Consolidated Pro Forma Statement of Operations For the Year Ended December 31, 2013, page 73

33.   Please delete the gain on sale of real estate owned or repossessed assets for CB Historical in the amount of $211 from other income (loss) and revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

Management and Operations after the Merger

Board of Directors, page 81

34.   Please expand your disclosure with respect to each director/proposed appointee to specifically discuss what aspects of the individual's experience led the board to conclude that the person should serve as a director for CB, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

35.   Please provide the information required by Item 404 of Regulation S-K.

Information About CB

Management's Discussion of Financial Condition and Results of Operations

Comparison of Results of Operations for the Three Months Ended March 31, 2014 and 2013

Other Operating Income, page 108

36.   Please revise to discuss all of the changes in your other income presented in the consolidated statements of income.

Results of Operations for the Year Ended December 31, 2013 and 2012

Other Operating Income, page 110

37.   Please revise to discuss all of the changes in your other income presented in the consolidated statements of income.

Other Operating Expenses, page 110

38.   Please revise the tabular presentation for the Year ended December 31, 2012 to ensure
        that it reflects the information presented in the consolidated statement of income.

39.   Please revise to discuss all of the changes in your other operating expenses presented in
        the consolidated statements of income.

Comparison of Results of Operations for the Year Ended December 31, 2012 and 2011

Other Operating Income, page 111

40.   Please revise to discuss all of the changes in your other income presented in the
        consolidated statement of income.

Other Operating Expenses, page 111

41.   Please revise the tabular presentation for the Years ended December 31, 2012 and 2011
        to ensure that it reflects the information presented in the consolidated statements of
        income.

42.   Please revise to discuss all of the changes in your other operating expenses presented in
        the consolidated statements of income.

Loan Portfolio, pages 113 -114

43.   Please provide a complete description of your underwriting policies and procedures for
        each loan category and for each major loan type within each category.

44.   Please disclose the amount of potential problem loans pursuant to Item III C 2 of Guide
        III.

45.   Please present the total of all loans due after one year that have (a) predetermined interest
        rates and (b) have floating or adjustable rates pursuant to Item III B of Guide III.

Asset Quality

Non-Performing Loans and Non-Performing Assets, page 115

46.   Please revise the line item in the tabular presentation titled troubled debt restructurings to
        be nonaccrual troubled debt restructurings and include a subtitle titled non-performing
        loans. In addition, expand the tabular presentation to include loans not included above
        which are troubled debt restructurings pursuant to Item III C 1 (c) of Guide III.

Allowance for Loan Losses, page 118

47.   Please tell us how you computed the ratio in the tabular presentation titled allowance to non-performing loans.

48.   Please tell us how you computed the ratio in the tabular presentation titled allowance to total loans outstanding at the end of the period.

Allocation of Allowance for Loan Losses, page 119

49.   Please present the percent of loans in each category to total loans pursuant to Item IV B of Guide III.

Sources of Funds

Borrowings, page 124

50.   Please present the maximum amount of borrowings in each category outstanding at any month-end during each reported period pursuant to Item VII (2) of Guide III.

Information About FedFirst

Transactions with Related Parties, page 140

51.   Please provide the information required by Item 404 of Regulation S-K for officers and directors that will be continuing with CB Financial.

FedFirst's Management Discussion and Analysis of Financial Condition and Results of Operations

FedFirst Results of Operations for the Three Months Ended March 31, 2014 and 2013

Overview, page 147

52.   Please disclose here and on page 150 the dividend payout ratio pursuant to Item VI of Guide III.

Financial Statements

CB Financial Services, Inc.

Consolidated Statement of Income for the three months ended March 31, 2014 and 2013 (unaudited) and the years ended December 31, 2013, 2012 and 2011, page F-4

53.   Please revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X. In addition, please revise the presentation of other operating income for all periods presented under the title Selected Historical Consolidated Financial Data of CB - Selected Operating Data appearing in the Selected Historical Financial Information on page 21.

Notes to Financial Statements

Note 3 – Investment Securities, pages F-15 - F-18

54.   Reference is made to the line items titled obligations of states and political subdivisions and mortgage-backed securities – government sponsored enterprises contained in the tabular presentation of amortized cost and fair value of investment securities available for sale as of March 31, 2014. We note that obligations of states and political subdivisions have a gross unrealized loss of $(371) and mortgage-backed securities have an unrealized gross gain or loss of $0 which is not consistent with the gross unrealized loss for obligations of state and political subdivisions of $(190) and mortgage-backed securities of $(181) presented in the tabular presentation appearing on page F-17 at March 31, 2014. Please revise.

55.   The staff also notes that you have investments of $50,004 in obligations of states and political subdivisions thereof that comprise 114.90% of your stockholders' equity at March 31, 2014. Please expand the disclosure to:

   • disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

   • disclose the nature and primary revenue sources for your special revenue bonds; and

   • disclose any concentrations in state, municipal and political subdivision bonds.

   In addition, disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis. In this regard, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Note 4 – Loans and Related Allowance for Loan Losses, page F-22

56.   Please disclose the amount of impaired loans with and without an allowance pursuant to ASC 310-10-50-15 (a) 3.

Exhibits

General

57.   Please file the Change in Control agreement, dated April 14, 2014, between Jennifer L. George and Community Bank as an exhibit to the registration statement or provide us with an analysis supporting your determination that it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

58.   Please file any missing exhibits with your next amendment or tell us when you plan to file these documents. Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

59.   We note that you have filed forms of legality and tax opinions as exhibits 5, 8.1 and 8.2. Please note that you will need to file signed and dated opinions prior to effectiveness.

Exhibit 5

60.   Item 601(b)(5) of Regulation S-K requires a legality opinion based on the state law of the state of incorporation. Noting that CB is incorporated in the State of Pennsylvania, it is inappropriate for counsel to limit the legality opinion to the "federal law of the United States." Please have counsel revise the opinion so that it addresses the applicable state law.

61.   Please have counsel revise the assumptions in the second paragraph on page 1 relating to the due authorization by all parties of the documents reviewed by counsel. Such an assumption is not appropriate with respect to persons signing on behalf of the company represented by counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: Via E-mail
        Victor Cangelosi, Esq.